MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of April 28, 2006 (the “Report Date”) and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2005 and 2004, copies of which are filed on the SEDAR website(1).

1. Overview

First Point Minerals Corp., (“First Point”, or the “Company”) explores for precious metals. The Company’s exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, particularly in Nicaragua and Honduras. First Point has two principal properties, the Rio Luna gold property in Nicaragua, and the Cacamuya gold property in Honduras. First Point was incorporated as a junior capital pool company in the province of Alberta on February 2, 1995, and established itself as a mineral exploration company in June 1996. The Company’s shares are listed on the TSX Venture Exchange (the “Exchange”), trading under the symbol “FPX”.

First Point completed two private placement financings during 2005 and another in March 2006, raising in excess of $2,400,000, before expenses. As a consequence, the Company in now adequately financed to fund the next phase of drilling at the Rio Luna, and to continue with its regional reconnaissance exploration programs on the recently acquired Boaco Viejo concession in Nicaragua, as well as other areas of interest in Central America where concession have been applied for.

Several years ago, the Honduran government imposed a moratorium on approving the transfer of title to mineral concessions, as well as on the issuance of new concessions. While First Point considers the potential for exploration success in Honduras to be good, until the moratorium is lifted, which may occur later this year, First Point’s activities in that country will be of a limited nature, restricted to “care and maintenance” on its existing concessions and modest reconnaissance exploration elsewhere in the country.

Aquila Resources Corp. (“Aquila”), a private company in which First Point holds 2,506,573 shares, expects to complete a reverse take-over of JML Resources Ltd., a Toronto-based exploration company whose shares are listed on the Exchange by mid-May, 2006. When that transaction closes, First Point’s 2,506,573 shares in the resulting company, (to be named Aquila Resources Inc.), will represent a 6.4% interest.

(1) This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of First Point is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward-looking information.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise noted.

2. Results of Operations

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made. As a consequence, the Company has no producing properties, and no sales or revenues. The Company recorded a net loss in 2005 of $385,496 (2004 - $1,075,239).

General and administrative expenses, which includes general exploration expenses (i.e., exploration expenses that are not specifically for the benefit of a particular property) for the year ended December 31, 2005 totaled $413,243(2004 - $734,940). The decrease is largely attributable to cost containment measures implemented during the year in recognition of the Company’s working capital position. General exploration expenses were lower in 2005 ($147,466, compared to $328,740 in 2004) as the Company concentrated its limited financial resources on advancing the Rio Luna gold project in Nicaragua. For further disclosure on this topic, refer to the discussion in Item 3 under the headings “Loss from continuing operations” and “Net loss”.

Nicaraguan operations:

In accordance with its accounting policies, the Company capitalized $482,674 of exploration expenditures on its Nicaraguan mineral properties in 2005 (2004 - $977,470), of which $409,448 was related to exploration at the Rio Luna gold project (2004 - $977,470). Rio Luna is the Company’s most important project at the present time. In 2005, First Point incurred $73,226 (2004 - $Nil) on the newly acquired mineral concession, the Boaco Viejo project, and the Mesas de Cuapa project, where an application is pending. See the consolidated schedule of mineral property costs in the audited financial statements for information on the nature of these expenditures.

The Company entered into an option to purchase agreement to acquire the Rio Luna gold property, which encompasses 90 sq. kilometres, in December 2002. The option was exercised in October 2004 and the Company now owns a 100% interest in the property. The final payment included a cash payment of US$10,000 and 60,000 First Point common shares.

There is very little outcrop on the Rio Luna property, consequently geological mapping, stream sediment sampling and auguring to collect soil samples with follow-up trenching in areas showing anomalous levels of gold are important elements of a systematic evaluation of the property. To date, exploration has revealed the presence of a series of vein systems, the total strike length of which now exceeds 18 kilometres. Several zones show evidence of multiple parallel veins containing anomalous concentrations of gold. In addition, sampling of surface quartz vein float or boulders has demonstrated the presence locally of high concentrations of gold. The highest grade sample collected during to date was a float sample that assayed 250 grams/tonne (“g/t”) gold, collected in the Santa Juana area.

Trenching carried out over the Paraiso vein system has returned values as high as 21.1 g/t gold over 2 metres true width and an average grade of 2.5 g/t gold over 2.6 metres estimated true width from 34 trenches. The El Rodeo system to the north has returned values as high as 15.4 g/t gold over 2.5 metres true width and an average grade of 4.4 g/t over 2.1 metres from seven trenches. Fluid inclusions, quartz textures and geochemical analyses indicate that the surface trenches are near or above the bonanza grade gold horizon common in epithermal veins. Typically in such systems, better grades can be anticipated at depth, which has been confirmed by the results of the first 33 hole drilling campaign totaling 3,360 was completed in 2004. The drilling was concentrated in four target areas: Balsamo, Balsamo East, Santa Rita and El Rodeo. The best intersections include the following:

Area	Drill hole number	Gold grade, in grams/tonne	Width, in metres	Comments
Balsamo East	RL-21	15.8	2.7	True width
Balsamo East	RL-22	13.5	3.1	True width
Balsamo	RL-3	19.4	2.6	True width
Santa Rita	RL-9	19.0	1.3

Soil sampling, augering, trenching and prospecting are continuing. The Company’s intention is to complete additional surface work before setting an order of priority for drilling selected targets.

The Boaco Viejo mineral concession (100% First Point) and the Mesas de Cuapa mineral concession (under application – 100% First Point) are located between the Company’s Rio Luna property and the La Libertad Mine owned by RNC Gold Inc. These two concessions cover Miocene and Pliocene andesite volcanics marked by four intact or partially eroded calderas forming along a northeast trending belt. Overprinting the calderas are northwest and east-trending structural breaks within wide zones of high sulphidation alteration, the most intense portion of which measures about 14 kilometres long by 3 kilometres wide, covering an area of about 50 square kilometres. This area is characterized by numerous felsic domes typically containing quartz eyes and is geologically analogous to the gold deposits being mined at Yanacocha, Peru and Pueblo Viejo, Dominican Republic.

Honduran operations:

First Point’s exploration activities in Honduras during 2005 were focused on the Cacamuya gold-silver property in southern Honduras, but work was limited to mainly “care and maintenance” in light of the continuing moratorium imposed by the Honduran government several years ago on the transfer of title to mineral concessions. The moratorium severely constrains the Company’s ability to negotiate terms for a potential joint venturing of this property to a third party. Without some assurance that an interest in a mining concession can be placed on the public record, potential joint venture partners are unlikely to commit to significant exploration expenditures.

Total expenditures on the Cacamuya project during the year were $33,605 (2004 - $183,687).

In January 2004, First Point entered into an agreement with Menominee River Exploration Co. LLC, a Michigan limited liability company, (“MREC”) for the purposes of advancing First Point’s Cedros zinc-silver property in Honduras, and MREC’s Back Forty zinc-gold property in the Upper Peninsula of Michigan. First Point and MREC incorporated Aquila Resources Corp. (“Aquila”) under the Canada Business Corporations Act and vended the Cedros and Back Forty properties, respectively, to Aquila. Aquila has assumed responsibility for all costs incurred on the Cedros project, although these will remain quite modest until such time as the Honduran government lifts the moratorium on approving transfers of title to mineral properties. See also the disclosure under “Investment in Aquila Resources Corp.” below.

BHP Billiton exploration and property option agreement:

The joint regional exploration effort with BHP Billiton to identify gold-copper deposits in El Salvador, Honduras and Nicaragua that was initiated in May 2003 was terminated effective March 31, 2005. The program did not identify occurrences of copper mineralisation that appeared to have the potential to develop into a size that would be of interest to BHP Billiton. The Company is continuing to conduct, for its own account, reconnaissance-level exploration on several of the prospects identified during the joint program with BHP Billiton, as these prospects may have the potential to host significant gold or gold/silver deposits.

Investment in Aquila Resources Corp.:

As consideration for First Point agreeing to vend the Cedros property to Aquila, Aquila issued 2,215,569 of its common shares to First Point on January 14, 2004. The Company placed a deemed value of $0.35 per share (an aggregate of $775,450) on these shares. One million of these shares are in a private escrow, until the title to the Cedros property is recorded in Aquila’s name. As the Company’s cumulative expenditures on Cedros prior to vending the property to Aquila were $1,136,636, the Company recorded a non-cash loss of $361,186 on the transaction.

Also in January 2004, First Point purchased 253,209 common shares of Aquila at $0.35 per share. Certain other investors purchased 889,649 common shares of Aquila at the same price. At various times during 2004 and 2005, Aquila completed additional private placements, a rights offering and issued shares to several creditors in settlement of indebtedness, including 37,795 shares issued to the Company in October 2004 to settle indebtedness of $7,301.25.

As a result of the foregoing transactions, at December 31, 2005, the Company owned an aggregate of 2,506,573 shares of Aquila, representing an ownership interest in Aquila of approximately 15.3%.

Aquila is in the process of completing a reverse take-over of JML Resources Ltd., a Toronto-based exploration company whose shares are listed on the Exchange. When that transaction closes (currently anticipated to occur by mid-May, 2006), First Point’s 2,506,573 shares in the resulting company, (to be named Aquila Resources Inc.), will represent a 6.4% interest. These shares will be subject to escrow pursuant to the Exchange’s standard escrow provisions. Ten percent of the shares in escrow (250,657 shares) will be released from escrow on the date the approval of the merger is published in the Exchange’s Bulletin. A further 375,985 shares will be released from escrow on each six month anniversary of that date, until all of the escrowed shares have been released from escrow.

Inflation:

In prior years, while inflation had not been a significant factor affecting the cost of imported goods and services in the countries in Central and South America where First Point incurs the bulk of its exploration expenditures, the sharp escalation in commodity prices that has occurred since mid-2003 has resulted in substantially higher exploration budgets throughout the world. As a consequence, a shortage of experienced technical staff has developed. The order books of companies providing services needed by the exploration community, including drilling and geophysical surveys, are crowded. Moreover, many of the companies supplying those services are Canadian or Australian companies, whose currencies have strengthened considerably against the US dollar. The increased demand for services, coupled with a weak US dollar, are likely to mean higher exploration costs in the areas in which First Point explores, which may be only partially off-set by the stronger Canadian dollar.

3. Selected Annual Information

The following table sets forth selected financial information for First Point for the last three completed financial years ended December 31. This information has been derived from the Company’s audited financial statements for each of those years, and should be read in conjunction with those financial statements and the notes thereto.

		As at and for the financial year ended Dec. 31
		2005	2004	2003
(a)	Net sales or total revenues	$Nil	$Nil	$Nil
(b)	Income (loss) from continuing operations:
	(i) in total	$(413,243)	$(734,940)	$(865,933)
	(ii) on a per share basis(1)	$(0.01)	$(0.02)	$(0.04)
(c)	Net income (loss):
	(i) in total	$(385,496)	$(1,075,239)	$(870,296)
	(ii) on a per share basis(1)	$(0.01)	$(0.03)	$(0.04)
(d)	Total assets	$5,030,921	$4,495,204	$5,374,569
(e)	Total long-term financial liabilities	$Nil	$Nil	$Nil
(f)	Cash dividends declared per share	n/a	n/a	n/a

(1) Fully diluted loss per share amounts have not been calculated, as they would be anti-dilutive.

Net sales or total revenues:

As First Point has no producing properties, it has had no sales or revenues other than interest income in any of the last three financial years.

Loss from continuing operations:

The loss before interest and other income in 2005 was $413,243 (2004 - $734,940). The reduced loss is largely attributable to reductions in general exploration expenses, management fees, travel and promotion, and wages, partially offset by higher stock-based compensation expense. In the current year, stock-based compensation (a non-cash charge) was $61,399 (2004 - $39,331), the result of a greater number of stock options being granted in 2005, as compared to 2004. General exploration expense in 2005 of $147,466 (2004 - $328,740) was lower because the Company elected to concentrate a greater portion of its limited financial resources on evaluating the Rio Luna gold project, where exploration costs are capitalized. Management fees, and travel and promotion were all lower in 2005 as the result of cost containment measures implemented in mid-year to preserve working capital pending a financing. Wages were lower as the result of a reduction in staffing levels.

Net loss:

The Company reported other income in 2005 of $25,042 (2004 - $Nil), which is attributable in large measure to having sub-let a portion of its office space to a third party commencing in the first half of 2005. This is a month-to-month arrangement that can be cancelled by either party on 30 days notice.

The Company’s accounting policy is to capitalize all costs incurred in acquiring and exploring mineral properties until the property to which they relate is placed into production, sold or abandoned. As abandonment decisions are largely driven by exploration results, the amounts written-off from year to year can be highly variable, and unpredictable in advance of the receipt of those results and other information relating to the underlying value of the properties in question.

The property write-offs in 2005, 2004 and 2003 were $Nil, $361,186 and $20,200, respectively.

The write-off in 2004 arose as a consequence of the Company vending the Cedros zinc-silver property in Honduras to Aquila for 2,215,569 Aquila common shares. Through December 31, 2003, the Company’s cumulative expenditures on the Cedros property were $1,136,636. The Company placed a deemed value of $775,450 ($0.35 per share) on the Aquila shares and accordingly, recorded a loss of $361,186 when the Cedros property was vended to Aquila.

Total assets:

The change in total assets over the three year period 2003 – 2005 is the result of several factors, the major ones being the capitalization of exploration expenditures made on the Company’s properties. These capitalized costs are reduced during those periods in which management decides to abandon a mineral property, as the exploration costs deferred and capitalized on that property are written off. As the Company has no revenue-generating assets, other changes in total assets are due to financing transactions and the magnitude of administrative and general exploration expenses.

4. Summary of Quarterly Results

The following tables summarize information derived from the Company’s financial statements for each of the eight most recently completed quarters:

	Quarter Ended:	Dec.31	Sep.3	June 30	Mar.31	Dec.31	Sep.30	June 30	Mar.31
	Year:	2005	2005	2005	2005	2004	2004	2004	2004
(a)	Net sales or total revenue ($000s)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
(b)	Income (loss) from continuing operations:
	(i) in total (000s)	$(118)	$(116)	$(85)	$(66)	$(141)	$(178)	$(157)	$(259)
	(ii) per share (1)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)
(c)	Net income (loss):
	(i) in total (000s)	$(118)	$(116)	$(85)	$(66)	$(138)	$(180)	$(144)	$(613)
	(ii) per share (1)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.02)

(1) Fully diluted loss per share amounts have not been calculated as they would be anti-dilutive.

Fourth quarter 2005 results

The loss in the fourth quarter of 2005 was similar in size to that incurred in the third quarter, but there were two significant differences. There was no stock-based compensation expense recorded in the fourth quarter, as the only stock options granted in 2005 were granted in the third quarter, at which time a stock-based compensation expense of $61,399 was recorded. In contrast, in the fourth quarter, general exploration expenses increased significantly, and almost equaled total general exploration expenditures in the three prior quarters combined. The end of the rainy season in Central America late in the third quarter allowed the Company to increase its level of activity in the following quarter. Most other general and administrative costs in the fourth quarter were at levels similar to those in the prior quarters of 2005. There were no write-offs or unusual accounting transactions recorded in the fourth quarter.

5. Liquidity and Capital Resources

First Point finances its activities primarily by issuing securities. Although conditions have been more favourable over the past six to nine months for junior resource sector companies seeking to complete equity financings, there is no assurance that funding will be accessible to First Point at the times and in the amounts required to fund the Company’s activities, as there are many circumstances that are beyond the control of First Point. For example, the Company is dependent on investor sentiment remaining positive towards the minerals exploration business in general, and First Point in particular. Many factors influence investor sentiment, including a positive climate for mineral exploration, the experience and caliber of a company’s management and a company’s track record in acquiring economically viable mineral deposits.

The minerals business is characterized by long lead times from discovery to development, and few exploration projects successfully make the transition to development.

Debt financing has not been used to fund the Company’s property acquisitions and exploration activities and First Point has no current plans to use debt financing. The Company has no “standby” credit facilities, nor any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

Cash and Financial Conditions

The Company’s cash position was $167,326 at December 31, 2005 (2004 - $57,392).

The Company’s working capital was $125,681 as at December 31, 2005 (2004 - $124,237).

Financing Activities

During 2005, the Company completed two private placements, receiving gross proceeds of $801,750. The Company did not issue any shares in 2005 for property acquisitions. The Company also received $62,223 as the result of a trust fund being wound up.

During 2004, the Company did not complete any financings, but cash proceeds of $27,000 were received during the year as the result of the exercise of warrants in January 2004. In addition, the Company issued 560,000 common shares with a deemed value of $110,900 in 2004 pursuant to option agreements in respect of the Cacamuya and Rio Luna properties.

As at December 31, 2005, First Point had 37,308,456 shares outstanding.

Investing Activities

During 2005, the Company’s investing activities amounted to $519,207 (2004 - $1,144,830), of which $516,279 (2004 - $1,050,257) was incurred on mineral property costs, representing exploration expenditures, primarily on the Cacamuya and Rio Luna projects, that were deferred.

Outlook:

It is anticipated that for the foreseeable future, First Point will continue to rely on the equities markets to meet its financing needs. In this regard, in March 2006, the Company closed on the non-brokered private placement announced on January 23, 2006. The private placement consisted of 11,619,288 units (“Units”) at a price of $0.14 per Unit, for gross proceeds to the Company’s treasury of $1,626,700. Each Unit is comprised of one common share and one transferable share purchase warrant (a “Warrant”) of the Company. Each Warrant will entitle the warrantholder to acquire one additional common share at an exercise price of $0.20 for a period of 12 months from closing. There were two closings. The first tranche, for 5,190,716 Units, closed on March 1, 2006. The second tranche, for 6,428,572 Units, closed on March 13, 2006.

The funds raised in the recent financing will be used to cover the cost of a US $1,000,000 drilling program at Rio Luna, to fund additional reconnaissance exploration activities in Central America, and for general working capital purposes.

The Company may pursue opportunities to enter into joint venture arrangements to advance its projects.

Outstanding share data as at the Report Date:

First Point has 49,056,744 common shares outstanding (68,241,198 shares fully diluted). If the Company were to issue the 19,184,454 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would receive approximately $4,322,000.

There are 14,539,454 warrants outstanding with a conversion price of $0.20 per share, which expire at various dates between April 28, 2007 and December 21, 2007. In addition, there are 4,645,000 stock options outstanding under the Company’s incentive stock option plan. The stock options are exercisable at prices ranging from $0.19 to $0.55 per share, with expiry dates ranging to April 19, 2011.

6. Transactions with related parties

First Point paid $46,075 (2004 - $86,492) in management fees for administrative services to Adera Company Management Inc. a private company controlled by J. Christopher Mitchell, who served as an officer and director of the Company.

First Point paid $Nil (2004 - $45) for legal and other services to Heenan Blaikie LLP, a law firm. Mr. Rod Kirkham, a director of the Company, is a partner of Heenan Blaikie.

7. Risk factors relating to the Company’s business

The Company is in the minerals exploration business, which is well known as an industry with many unquantifiable technical risks that even many years of experience and diligent application of sound scientific principles and business practices may not be able to completely mitigate. Two risk factors that are largely beyond the Company’s ability to control, the first legal, and the second commercial, are as follows:

Environmental issues

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Competition and agreements with other parties

There is intense competition within the minerals industry to acquire properties of merit, and First Point competes with other companies possessing greater technical and financial resources than itself. The level of competition has increased over the last 18 to 24 months, as many other junior exploration companies have been able to complete equity financings recently. This may impair the Company’s ability to acquire promising properties for future exploration.

Conversely, First Point could find itself in a position at a future time where, if another participant in a joint venture agreement to which the Company is a party is unable to fund its share of an approved work program, First Point may be unable to fund the other participant’s share of such program due to insufficient funding, in which case the program may not achieve the desired goal.

8. Subsequent events

  The Company completed a non-brokered private placement consisting of 11,619,288 units (“Units”) at a price of $0.14 per Unit, for gross proceeds to the Company’s treasury of $1,626,700. Each Unit was comprised of one common share and one transferable share purchase warrant (a “Warrant”) to acquire one additional common share at an exercise price of $0.20 for a period of 12 months from closing.

  On March 16, 2006, 19,000 finders’ warrants exercisable at $0.20 were exercised.

  110,000 stock options were exercised to raise aggregate proceeds of $36,500.

  1,550,000 stock options were granted at an exercise price of $0.37 per share of which 1,450,000 have an expiry date of March 17, 2011 and 100,000 of which have an expiry date of April 19, 2011.

  Chris Mitchell will be resigning as CFO of the Company, effective May 1, 2006, and Teresa Cheng has been appointed CFO to succeed Mr. Mitchell, who remains as a director of the Company.